January 6, 2010

Ms. Kristin Lochhead
Review Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C.  20549-3030

RE:	CONMED Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed February 24, 2009
Form 10-Q for the fiscal quarter ended September 30, 2009
File No. 000-16093

Dear Ms. Lochhead:

We are in receipt of your letter dated December 23, 2009 regarding your review and comments on CONMED Corporation’s filings.  Following each of the SEC’s comments is our response.

Form 10-K for the fiscal year ended December 31, 2008

General

1.	In future filings please include the information required by Item 201(d) of Regulation S-K.

Response:
In future filings on Form 10-K, we will include the information  required by Item 201(d) of Regulation S-K

Liquidity and Capital Resources, page 48

Restructuring, page 51

2.
We see that you implemented a restructuring plan during 2008, which has extended into 2009.  In future filings please provide quantified disclosure of the expected cost savings from the exit plans and identify the period when you expect to first realize those benefits.  For guidance on MD & A disclosures about exit plans, please refer to SAB Topic 5-P.

Ms. Kristin Lochhead
United States Securities and Exchange Commission

Response:

Relative to our restructuring plan started in 2008 which continued into 2009, all future filings will provide quantified disclosure of the expected cost savings from the exit plans and identification of the periods when savings are first expected to be realized.  Additionally, such disclosures will also be provided to the extent any future restructuring plans are initiated.

Item 11. Executive Compensation, page 56

Compensation Discussion and Analysis, page 16 of Definitive Proxy Statement on Schedule 14A

3.
We note that you have identified some of the companies in the designated peer group of companies that the Compensation Committee reviews compensation of in determining compensation.  In future filings, please identify all companies in the designated peer group.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Response:
The companies listed on page 16 of the Definitive Proxy Statement on Schedule 14A included all of the companies that were considered by the Compensation Committee as the designated peer group.  In future filings, we will revise the language to clarify this.

4.
We refer to your disclosure under the caption “Equity Compensation” on page 18 of the proxy statement that you have incorporated by reference into your Form 10-K.  We note minimal, if any, discussion and analysis as to how the SAR and RSU grants were determined.  In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its SAR and RSU grant determinations with respect to each named executive officer.  Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the SARs and RSUs granted to your named executive officers and how and why those awards varied among the named executive officers.

Ms. Kristin Lochhead
United States Securities and Exchange Commission

Response:
Historically all corporate executive officers other than the CEO have received the same equity compensation awards.  In 2008, this was not the case because the equity awarded to Mr. Johnson occurred in two grants, with the first in February 2008 when he was promoted and became a Section 16 affiliate.  This was outside of the normal process for annual awards that are considered by the Compensation Committee (these awards are approved in May for June 1 awards as described in the proxy).  In future filings, substantive analysis and insight will be provided relative to how the Compensation Committee determines how SAR and RSU grants are determined for named executives, and the reasons for variations in awards between the named executives.

Form 10-Q for the fiscal quarter ended September 30, 2009

Note 2 Interim Financial Information, page 4

5.
In future quarterly filings please provide an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  Refer to instruction 2 to Rule 10-01(b)(8) of Regulation S-X.

Response:
Interim financial statements included in the Company’s quarterly filings included all adjustments that, in our opinion, are necessary for fair statement.  Future filings will include an affirmative statement to this effect.

Note 7 Goodwill and Intangible Assets, page 8

6.
We see that you present accumulated impairment losses as a deduction from the gross amount of goodwill.  Since goodwill impairment losses create a new accounting basis, please tell us why the accumulated impairment losses should not be netted with the goodwill balance for purposes of this disclosure.  Refer to FASB ASC 350-20-35-12.

Response:
We agree that goodwill balance net of impairment losses is the new accounting basis.  Our disclosure was based on our interpretation of FASB ASC 350-20-50-1, paragraphs (a) and (h) which suggests that the gross amount of goodwill and accumulated impairment losses should be disclosed for the periods presented.

Ms. Kristin Lochhead
United States Securities and Exchange Commission

Critical Accounting Estimates, page 22

Goodwill and Intangible Assets, page 23

7.
It appears as though your reporting units may have a fair value that is not substantially in excess of carrying value.  In future filings, to the extent applicable, please include the following disclosures in future filings for each reporting unit that is at risk of failing step one of the goodwill impairment test:

●	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

●	Amount of goodwill allocated to the reporting unit;

●	Description of the methods and key assumptions used and how the key assumptions were determined;

●
Discussion of the degree of uncertainty associated with the  key assumptions. The discussion regarding uncertainty  should provide specifics to the extent possible (e.g., the  valuation model assumes recovery from a business  downturn within a defined period of time); and

●	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:
Currently, four of our five reporting units have a goodwill asset. During our 2008 assessment of goodwill impairment, the fair value of three of these reporting units exceeded the respective carrying values by 100% to 200%.   The fair value calculation for the fourth reporting unit resulted in a range of indicated fair values.  At the low end of this range, the fair value of the reporting unit exceeded the carrying value by 43%.  We understand your comment, and in future filings when any of our reporting units are at risk of failing step one of the goodwill impairment test, we will enhance our financial statement note presentation to include the recommended disclosures.

Ms. Kristin Lochhead
United States Securities and Exchange Commission

Results of Operations, page 26

8.
We note that your discussions of the decrease in revenues for the three and nine months ended September 30, 2009 focus on quantifying the underlying changes.  In future filings, please also provide qualitative disclosure of the principal reasons for the fluctuations in components of revenues.

Response:
We understand your comment and, in future filings, we will provide qualitative disclosures of the principle reasons for the fluctuations in components of revenues.

In connection with this response, CONMED Corporation acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  Please feel free to contact me at (315)624-3202 (email: luke_pomilio@mail.conmed.com) or Robert D. Shallish, Jr. at (315)624-3206 (email:  robert_shallish@mail.conmed.com) should you have any questions or comments relative to this response or any other matter.

Best regards,

/s/ Luke A. Pomilio

Luke A. Pomilio
Vice President, Corporate Controller

cc:           Robert D. Shallish, Jr., Vice President-Finance and CFO
Daniel Jonas, Esq., General Counsel & Vice President-Legal Affairs
Terry Berge, Treasurer and Assistant Corporate Controller
Jeanne Bennett, Staff Accountant